Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

LEVEL 3 COMMUNICATIONS, INC.

	Three Months Ended March 31,		Fiscal Year Ended
	2003	2002	2002	2001	2000	1999	1998
Earnings (Loss) from Continuing Operations Before Taxes	$114	$(209)	$(979)	$(4,373)	$(1,456)	$(702)	$(153)
(Earnings) Losses of Equity Investees	—	(4)	(13)	(16)	284	128	131
Interest on Debt, Net of Capitalized Interest	140	130	560	646	282	174	133
Amortization of Capitalized Interest	17	17	68	68	19	—	—
Interest Expense Portion of Rental Expense	8	4	23	20	15	12	6

Earnings (Losses) Available for Fixed Charges	$279	$(62)	$(341)	$(3,655)	$(856)	$(388)	$117

Interest on Debt	$140	$130	$560	$703	$635	$289	$147
Preferred Dividends	—	—	—	—	—	—	—
Interest Expense Portion of Rental Expense	8	4	23	20	15	12	6

Total Fixed Charges	$148	$134	$583	$723	$650	$301	$153

Ratio of Earnings to Fixed Charges	1.88	—	—	—	—	—	—

Deficiency	$—	$(196)	$(924)	$(4,378)	$(1,506)	$(689)	$(36)

Upon adoption of Statement of Financial Accounting Standards No. 145, “Recission of Financial Accounting Standards Board Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, in 2003, due to the recurring nature of its debt repurchases and exchanges, the Company reclassified the related gains previously classified as extraordinary gains to Other income within Loss from Continuing Operations Before Income Tax of $130 million for the three months ended March 31, 2002, $255 million for the year ended December 31, 2002 and $1,075 million for the year ended December 31, 2001.